UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras launches new gasoline and diesel sales contracts

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Rio de Janeiro, September 10, 2021 - Petróleo Brasileiro S.A. - Petrobras announces that it has approved new contract models for the sale of gasoline A and road and marine diesel to fuel distributors, aiming to simplify some processes, increase competitiveness, and bring flexibility to Petrobras in the adoption of new commercial strategies.

In the current market scenario, characterized by the entry of imported product by third parties and by the divestment process of refining assets, it is necessary to promote improvements in some commercial and operational clauses. These adjustments, defined based on the experience gained over the term of the current contracts and as a result of feedback from customers, seek to strengthen the commercial relationship with our customers and the company's competitiveness.

The new contracts will give more flexibility, making it possible to adjust commercial conditions in accordance with the market, representing an important step for Petrobras' positioning in the new competitive environment. It is important to emphasize that there are no changes in the pricing practices of these products, which follow the alignment of the international markets.

The new contracts will still be submitted for approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), following the current regulation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer